UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30603/ July 22, 2013

In the Matter of

ING INVESTMENTS, LLC
ING BALANCED PORTFOLIO, INC.
ING EQUITY TRUST
ING FUNDS TRUST
ING INTERMEDIATE BOND PORTFOLIO
ING INVESTORS TRUST
ING MAYFLOWER TRUST
ING MONEY MARKET PORTFOLIO
ING MUTUAL FUNDS
ING PARTNERS, INC.
ING SEPARATE PORTFOLIOS TRUST
ING SERIES FUND INC.
ING STRATEGIC ALLOCATION PORTFOLIOS, INC.
ING VARIABLE FUNDS
ING VARIABLE INSURANCE TRUST
ING VARIABLE PORTFOLIOS INC.
ING VARIABLE PRODUCTS TRUST
DIRECTED SERVICES LLC
ING INVESTMENT MANAGEMENT CO. LLC

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85255

(File No. 812-14111)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

ING Investments LLC, et al. filed an application on January 11, 2013, and amendments to the
application on April 15, 2013, and June 21, 2013, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act

and rule 18f-2 under the Act and from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On June 24, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30566). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ING Investments, LLC, et al. (File No. 812-14111) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Kevin M. O'Neill
                              Deputy Secretary